Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-59417 and 333-59419) of Group 1 Software, Inc. of our report relating to the financial statements of HotData, Inc. as of and for the year ended September 30, 2000 which appears in the current report on form 8-K/A of Group 1 Software, Inc. dated May 11, 2001.

Our report dated February 14, 2001, except as to footnote 12, which is as of May 11, 2001 contains an explanatory paragraph that states that the company has suffered recurring losses from operations since inception and expects that losses will continue in the foreseeable future thereby raising substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

/s/ KPMG, LLP
Austin, Texas
July 20, 2001